Exhibit 16.1

October 22, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Health Revenue Assurance Holdings, Inc.

Dear Sir/Madam:

We are the former independent registered public accounting firm for Health Revenue Assurance Holdings, Inc. (the “Company”). We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated October 18, 2012 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Friedman LLP

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